UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-142893

CPG INTERNATIONAL I INC.
(Exact name of registrant as specified in its charter)

SEE TABLE OF ADDITIONAL REGISTRANTS

801 Corey Street
Scranton, PA 18505
(570) 558-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Floating Rate Notes due 2012*
Guarantees of Senior Floating Rate Notes due 2012**
10½% Senior Notes due 2013*
Guarantees of 10½% Senior Notes due 2013**
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Senior Floating Rate Notes due 2012:                                                                 0
Guarantees of Senior Floating Rate Notes due 2012:                                       0
10½% Senior Notes due 2013:                                                                             0
Guarantees of 10½% Senior Notes due 2013:                                                   0

* CPG International I Inc. is the registrant in respect of the Senior Floating Rate Notes due 2012 and the 10½% Senior Notes due 2013.
** Each of the additional registrants is a registrant in respect of the Guarantees of Senior Floating Rate Notes due 2012 and the Guarantees of 10½% Senior Notes due 2013.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Additional Registrant as Specified in Its Charter (1)	Commission File Number
CPG INTERNATIONAL INC.	333-142893-01
PROCELL DECKING INC.	333-142893-02
SANATEC SUB I CORPORATION	333-142893-03
VYCOM CORP.	333-142893-04
CPG SUB I CORPORATION	333-142893-05
AZEK BUILDING PRODUCTS INC.	333-142893-06
SCRANTON PRODUCTS INC.	333-142893-07
SANTANA PRODUCTS INC.	333-142893-08

(1)      The address, including zip code, and telephone number, including area code, of each of the additional registrant’s principal executive offices is c/o CPG International I Inc., 801 Corey Street, Scranton, PA 18505, (570) 558-8000.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2011                                                           CPG INTERNATIONAL I INC.
CPG INTERNATIONAL INC.
SCRANTON PRODUCTS INC.
AZEK BUILDING PRODUCTS INC.

By:   /s/ Scott Harrison
Name: Scott Harrison
Title: Executive Vice President and
Chief Financial Officer

Date: March 24, 2011                                                           SANTANA PRODUCTS INC.

By:   /s/ Scott Harrison
Name: Scott Harrison
Title: Vice President and Assistant
Secretary

Date: March 24, 2011                                                           CPG SUB I CORPORATION
VYCOM CORP.
SANATEC SUB I CORPORATION
PROCELL DECKING INC.

By:   /s/ Amy C. Bevacqua
Name: Amy C. Bevacqua
Title: Vice President, Secretary and
Assistant Treasurer